SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F         Form 40-F   X
                                     ---               ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes              No   X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated August 3, 2004, announcing that the U.S. Food and Drug Administration (FDA) has provided unconditional approval of the Company's Investigational Device Exemption (IDE) Supplement for the RELIANT (Randomized Evaluation of the Novacor(R) LVAS in a Non-Transplant Population) clinical trial.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

Novacor(R) LVAS Receives Unconditional Approval from FDA for Destination Therapy Trial

Ottawa, ON - August 03, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart or the Company) announced today that the U.S. Food and Drug Administration (FDA) has provided unconditional approval of the Company's Investigational Device Exemption (IDE) Supplement for the RELIANT (Randomized Evaluation of the Novacor(R) LVAS in a Non-Transplant Population) clinical trial.

Previously on May 7th, 2004, WorldHeart announced that it received conditional approval from the FDA with five identified recommendations to the study protocol. The conditional approval did permit full enrollment of recipients in the RELIANT Trial. The Trial will be conducted in up to 40 clinical centers and will enroll up to 390 patients. The data from the Trial will support a Premarket Approval Supplement that will request a revision to the indication for use of the Novacor(R) LVAS (left ventricular assist system) to include end-stage heart failure patients that are ineligible for cardiac transplantation (Destination Therapy).

"We believe that this approval, which removes any remaining issues relative to the Trial, will allow clinical center enrollment in the Trial to proceed more expeditiously. We are excited to partner with as many as 40 institutions to provide a choice for their patients and be a part of a landmark Trial." commented Mr. Jal S. Jassawalla, President and Chief Executive Officer of WorldHeart.

About the Trial:
The Trial will evaluate the Novacor LVAS for Destination Therapy use by patients suffering from irreversible left ventricular failure who are not candidates for transplantation. Recipients will be randomized, on a 2:1 basis, to receive the Novacor LVAS or the HeartMate(R) XVE LVAS.

The objective of the Trial is to demonstrate that use of Novacor LVAS is superior to optimal medical therapy by demonstrating equivalence to HeartMate(R) XVE LVAS, which has been evaluated and approved for such use. Novacor LVAS has Category B status under the existing IDE that permits reimbursement by the Centers for Medicare and Medicaid Services (CMS) for implants within the Trial.

About Novacor LVAS:
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. There have been no patient deaths attributed to device failure in more than 1,500 implants. Many recipients have lived with their original pumps for more than four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation system is a miniaturized implantable assist device building on the proven Novacor technology.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


Contact Information:
Judith Dugan
Corporate Communications
World Heart Corporation
(613) 226-4278 or (510) 563-4995 communications@worldheart.com

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date: August 4, 2004               By:      /s/ Mark Goudie
                                           -------------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer